CERTIFICATE OF TRUST

The Pre-IPO and Growth Fund

(a Delaware statutory trust)

This Certificate of Trust (“Certificate”) of The Pre-IPO and Growth Fund (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as the sole trustee of the Trust, to form a statutory trust pursuant to the Delaware Statutory Trust Act (12 Del. C. §§ 3801 et seq.) (the “Act”).

1.	Name. The name of the Trust is The Pre-IPO and Growth Fund.

2.	Registered Office and Registered Agent. The registered office of the Trust in the State of Delaware is SPI Agent Solutions, Inc., 300 Creek View Road, Suite 209, New Castle County, Newark, Delaware 19711. The name of the registered agent for service of process for the Trust in the State of Delaware is SPI Agent Solutions, Inc. 300 Creek View Road, Suite 209, Newark, Delaware 19711.

3.	Registered Investment Company. The Trust is or will become, prior to or within 180 days following the first issuance of beneficial interests thereunder, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C.A. §§ 88a-1 et seq.).

4.	Reservation of Rights. The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change or repeal any provision of this Certificate, in the manner now or hereafter prescribed by statute.

5.	Effective Date. This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware. This Certificate shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned being the sole Trustee of The Pre-IPO and Growth Fund has executed this Certificate on the 22nd day of May, 2025, in accordance with Section 3811(a)(1) of the Act.

/s/Laurence K. Russian
Laurence K. Russian, Sole Trustee